UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 29, 2021

Chiasma, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	001-37500	76-0722250
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

140 Kendrick Street, Building C East

Needham, Massachusetts 02494

(Address of principal executive office) (Zip Code)

(617) 928-5300

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	CHMA	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, on May 4, 2021, Chiasma, Inc., a Delaware corporation (“Chiasma”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Amryt Pharma plc, a public limited company incorporated under the laws of England and Wales (“Amryt”), and Acorn Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Amryt (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Chiasma (the “Merger”), with Chiasma surviving as an indirect wholly owned subsidiary of Amryt. On July 2, 2021, Chiasma filed with the U.S. Securities and Exchange Commission (the “SEC”) a definitive proxy statement (the “Definitive Proxy Statement”) with respect to the special meeting of Chiasma’s stockholders scheduled to be held on August 3, 2021 in connection with the Merger.

Litigation Related to the Merger

In connection with the Merger, five complaints have been filed by purported Chiasma stockholders. As previously disclosed in the Definitive Proxy Statement, on June 23, 2021, a purported stockholder filed a case captioned Yurkovich v. Chiasma, Inc., et al., No. 1:21-cv-05510, in the United States District Court for the Southern District of New York (“S.D.N.Y.”) against Chiasma and its directors. On June 29, 2021, a purported stockholder filed a complaint in S.D.N.Y. against Chiasma, its directors, Amryt, and Merger Sub, in a case captioned Dillion v. Chiasma, Inc. et al., No. 1:21-cv-05641. Also on June 29, 2021, a complaint was filed by a purported stockholder against Chiasma and its directors in the United States District Court for the Eastern District of New York in a case captioned Lawlor v. Chiasma, Inc. et al., No. 1:21-cv-03688. On June 30, 2021, a complaint was filed in S.D.N.Y. by a purported stockholder against Chiasma and its directors in a case captioned Marshall v. Chiasma, Inc., et al., No. 1:21-cv-05651. On July 1, 2021, a purported stockholder filed a complaint in S.D.N.Y. against Chiasma and its directors in a case captioned Raul v. Chiasma, Inc., et. al., No. 1:21-cv-05693. The complaints generally allege that the preliminary registration statement, filed with the SEC on June 15, 2021, contained materially incomplete and misleading information concerning financial projections for Chiasma and Amryt, the key inputs for the financial analyses performed by Duff & Phelps, a Kroll Business operating as Kroll, LLC, the sales process leading up to the proposed transaction, potential conflicts of interest involving Torreya Capital, LLC, and the Background of the Merger. The lawsuits seek various remedies, including a preliminary and/or permanent injunction prohibiting consummation of the proposed transaction, rescission of the Merger Agreement or any of the terms thereof or, in the event the transaction is already consummated, awarding the plaintiff rescissory damages, an accounting and costs and disbursements of the action, including reasonable attorneys’ and expert fees and expenses. Given the early stage of the proceeding, it is impossible to predict the outcome or to estimate possible loss or range of loss, if any. Chiasma believes the complaints are without merit. If additional similar complaints are filed, absent new or significantly different allegations, Chiasma will not necessarily disclose such additional filings.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Amryt and Chiasma. This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Amryt or Chiasma stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Amryt or Chiasma to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Amryt or Chiasma do business, or on Amryt’s or Chiasma’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability of Amryt to successfully integrate Chiasma’s operations; the ability of Amryt to implement its plans, forecasts and other expectations with respect to Amryt’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4, and if necessary, the registration statement on Form F-6, and were included in the Definitive Proxy Statement/prospectus that was filed with the SEC on July 2, 2021 in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4, and if necessary, the registration statement on Form F-6, are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, see the section entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amryt’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021 and Amryt’s Form 6-K for the quarter ended March 31, 2021 filed with the SEC on May 4, 2021, and Chiasma’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Amryt nor Chiasma undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, on June 15, 2021, Amryt filed with the SEC a registration statement on Form F-4, which was declared effective by the SEC on July 1, 2021, that includes a proxy statement of Chiasma and that also constitutes a prospectus of Amryt, and each of Chiasma and Amryt may file with the SEC other documents regarding the proposed transaction. This communication is not a substitute for the Definitive Proxy Statement/prospectus or registration statement or any other document that Amryt or Chiasma may file with the SEC. The Definitive Proxy Statement/prospectus was mailed to stockholders of Amryt and Chiasma on or about July 2, 2021. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AMRYT, CHIASMA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov or from Amryt at its website, https://amrytpharma.com, or from Chiasma at its website, https://chiasma.com. Documents filed with the SEC by Amryt will be available free of charge by accessing Amryt’s website under the heading Investors, or, alternatively, by contacting Amryt’s Investor Relations department at ir@amrytpharma.com, and documents filed with the SEC by Chiasma will be available free of charge by accessing Chiasma’s website at https://chiasma.com under the heading News and Investors or, alternatively, by contacting Chiasma’s Investor Relations department at investor.relations@chiasmapharma.com.

Participants in the Solicitation

Amryt and Chiasma and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Chiasma in respect of the proposed transaction under the rules of the SEC. Information about Chiasma’s directors and executive officers is available in Chiasma’s definitive proxy statement dated April 26, 2021 for its 2021 Annual Meeting of Stockholders. Information about Amryt’s directors and executive officers is available in Amryt’s Annual Report on Form 20-F filed with the SEC on April 30, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Definitive Proxy Statement/prospectus, which was filed on July 2, 2021, and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Chiasma or Amryt using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2021	Chiasma, Inc.

	By:	/s/ John Doyle
John Doyle
Senior Vice President, Chief Financial Officer